UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 12, 2005

Commission File Number 0-10906

The BOC Group plc
(Translation of registrant’s name into English)

Chertsey Road, Windlesham
Surrey, GU20 6HJ England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:         Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes:         No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes:         No:

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:         No:

Enclosure: The BOC Group plc Annual Review and Summary Financial Statements 2005.

Making a difference

The BOC Group plc Annual review and summary financial statements 2005

The BOC Group plc Annual review and summary financial statements 2005

BOC touches many people’s lives.
Few products in our modern world are made without industrial gases playing some part.

As an essential supplier to many of our customers we work around the world, around the clock – making a difference.

Contents
02	Financial highlights	27	Summary financial statements
02	2005 results	28	Report of the directors
04	Chairman’s statement	30	Independent auditors’ statement
06	Chief executive’s review	31	Directors’ remuneration
08	Making a difference	34	Group profit and loss account
18	Operating review	35	Group balance sheet
22	Corporate responsibility	36	Group cash flow statement
24	Board of directors	36	Reconciliation of net cash flow
26	Executive management board		to movement in net debt
		37	Notes to the financial statements
		40	Shareholder information

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01

The Group’s objectives

Over a sustained period, consistently to outperform our peers in terms of safety, customer service, revenue growth, earnings and cash generation.
We will be the employer of choice for all existing and future employees.

Who we are

BOC employs over 30,000 people and earns a living in some 50 countries. Over 80 per cent of our revenue comes from industrial gases and we serve customers in fields as diverse as electronics, chemicals and medical. We are organised into three lines of business and a specialist logistics business, Gist.

Process Gas Solutions
Process Gas Solutions installs and operates complex plants for some of the world’s largest and most demanding industrial customers. It also delivers liquefied gases and runs on-site plants for those requiring bulk supplies. Process Gas Solutions does business wherever its key customers do business.

Industrial and
Special Products
Industrial and Special Products delivers smaller volumes of gas, related products and services to a host of businesses. It supplies many of the basic requirements that keep local industry working around the world as well as matching the complex needs of medical, scientific and other specialist communities.	BOC Edwards
Traditionally known for its vacuum and electronic gases technology, BOC Edwards now offers a broad range of products and services for the semiconductor and other high technology growth markets. It also supplies vacuum products to a broad cross-section of industries.	Gist
BOC’s specialist logistics business has transformed and now manages the supply chains for commercial and industrial organisations operating in sectors as diverse as grocery, retail and electronics.

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02	The BOC Group plc Annual review and summary financial statements 2005

Financial highlights

Turnover – subsidiary companies	Operating profit	Profit before tax	Earnings per share

2005	2005	2005	2005
£3,754.7m	£543.5m	£593.6m	74.1p

2004 £3,885.4m	2004 £559.5m	2004 £412.3m	2004 53.5p

2003 £3,718.3m	2003 £438.6m	2003 £351.9m	2003 44.5p

Turnover – including share of
joint ventures and associates	Adjusted operating profit	Adjusted profit before tax	Adjusted earnings per share

2005	2005	2005	2005
£4,605.0m	£564.2m	£505.7m	67.5p

2004 £4,599.3m	2004 £576.9m	2004 £504.3m	2004 63.2p

2003 £4,323.2m	2003 £505.6m	2003 £418.9m	2003 52.9p

2005 results

Analysis by business

Turnover (including share of joint ventures and associates)	£ million	%

1. Process Gas Solutions	1,466.3	32

2. Industrial and Special Products	1,721.7	37

3. BOC Edwards	826.0	18

4. Afrox hospitals	275.1	6

5. Gist	315.9	7

Total	4,605.0	100

Adjusted operating profit	£ million	%

1. Process Gas Solutions	207.2	37

2. Industrial and Special Products	289.4	51

3. BOC Edwards	38.1	7

4. Afrox hospitals	37.2	7

5. Gist	24.5	4

Corporate	(32.2)	(6)

Total	564.2	100

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Financial highlights	03

Dividends per share	Return on capital employed

Figures shown as ‘adjusted’ exclude exceptional items. Other figures shown are prepared under UK Generally Accepted Accounting Principles (GAAP) and include all exceptional items.

Adjusted figures are presented to provide a more meaningful indication of underlying business performance and trends. These are the primary performance figures used by Group management.

In accordance with guidance and regulations issued by UK and US regulatory bodies, where adjusted (or non-GAAP) figures are shown, the comparable GAAP figures are also shown.

2005	2005
41.2p	15.6%

2004 40.0p	2004 14.9%

2003 39.0p	2003 10.9%

Adjusted return
on capital employed

2005
16.2%

2004 15.4%

2003 12.6%

Analysis by region

Turnover (including share of joint ventures and associates)	£ million	%

1. Europe	1,300.8	28

2. Americas	1,222.1	27

3. Africa	586.0	13

4. Asia/Pacific	1,496.1	32

Total	4,605.0	100

Adjusted operating profit	£ million	%

1. Europe	143.7	25

2. Americas	100.0	18

3. Africa	91.3	16

4. Asia/Pacific	229.2	41

Total	564.2	100

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04	The BOC Group plc Annual review and summary financial statements 2005

Implementing our
strategy effectively

Chairman’s statement

Your board has again fully reviewed and approved BOC’s strategy, which is being effectively implemented by Tony Isaac and his management team. The strategy has seen BOC confirm its leading position in Asia, develop a strong base in China and invest strongly in other growth markets. It has seen a continuing commitment to safety and to improve the efficiency and environmental performance of our operations. It has seen the divestment of underperforming businesses allied to a well implemented acquisition strategy.

Rewarding our shareholders
In 2005 BOC raised its first interim dividend to 15.9p. Combined with the second interim dividend of 25.3p, this represents an increase of three per cent on the previous year as we continue to build our dividend cover towards two-times over the medium term. Your board has decided to raise the first interim dividend to be paid on 1 February 2006 by 2.5 per cent to 16.3p.

I have updated the graphs I have shown here every year since 2001. They show BOC’s total shareholder return since October 2000 compared with the FTSE100 and our major gases competitors. We have continued to outperform the FTSE100. Industrial gases companies have proved to be a rewarding investment over recent years and in the last year or so we have matched our competitors’ performance, although a gap remains from earlier years. In his review, Tony Isaac will explain in more detail how we have progressed this year.

Corporate Governance
This year your company has completed its work to comply with one new set of requirements, the Combined Code on Corporate Governance, and has made good progress on two others, namely changing over to International Financial Reporting Standards (IFRS) and meeting the provisions of the US Sarbanes-Oxley Act. The quarterly results to be announced in February 2006 will be the first in accordance with IFRS. We estimate that meeting the requirements of Sarbanes-Oxley cost your company some £10 million this year. We are likely to spend the same next year before the costs reduce somewhat. BOC has to comply with these provisions because we are registered in the US, but being a complex and diverse business working globally means that the cost of such compliance is very high.

Next year we will, in common with all UK companies, publish an operating and financial review (OFR) as part of our annual report. The intention of the OFR is to help you, our shareholders, assess our strategies and the likelihood of their success.

External checks and reporting requirements may help but I believe the best assurance for shareholders is to ensure high standards of integrity and transparency throughout the organisation, overseen by a strong and independent group of non-executive directors. BOC has both

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Chairman’s statement	05

of these. It has a strong and well-implemented Code of Conduct and a management team committed to the principles of accountability, collaboration, transparency and stretch, known in BOC as ACTS.

Your board regularly reviews the management of our social, environmental and ethical risks. These have now been integrated into the company’s overall risk management programme. Each year our performance is judged against criteria set by the UK’s Business in the Community (BiTC). To be as transparent as possible we publish on our website, boc.com, both our comprehensive submission to BiTC and its independent assessment of our performance.

An important feature of BOC’s corporate responsibility programme is to enable people at all levels of the organisation to become involved and support things that matter to them. Our joint giving scheme is an example. This year countries around the Indian Ocean suffered from the appalling effects of the tsunami. Our businesses in the countries affected responded immediately with medical oxygen and with other practical help. BOC extended its joint giving scheme to match two-to-one our employees’ donations to the relief effort for both the tsunami and hurricane Katrina. BOC again responded when the Pakistan earthquake struck in October 2005. In total the community of BOC gave over £570,000 to the tsunami appeal and we await the final totals for hurricane Katrina and the Pakistan earthquake.

One of our US subsidiaries, along with other companies in the welding products industry, has been the subject of allegations that manganese in welding fumes causes Parkinson’s disease or symptoms similar to Parkinson’s. Again this year there were no adverse jury verdicts; the only adverse jury verdict was in 2003 and this is the subject of appeal in the Illinois court system.

Board of Directors
We appointed two new executive directors this year: Kent Masters, chief executive for Industrial and Special Products, joined the board in March, replacing John Walsh who resigned to return to his native United States; and Alan Ferguson joined in September as Group finance director in place of René Médori who resigned to take up a similar role at Anglo American. Rebecca McDonald was appointed as a non-executive director in July. Rebecca is president, gas and power, for BHP Billiton. During the year two non-executive directors resigned: Iain Napier, following his appointment as deputy chairman of Imperial Tobacco, and Julie Baddeley because of increasing demands on her time. John Walsh and René Médori each served BOC for some 20 years, Iain Napier and Julie Baddeley for a somewhat shorter time, and I would like to thank them all for their contributions.

Every year we review the performance of the board and each individual director. In alternate years, which included 2005, we conduct these reviews with external facilitation. They confirmed that each director contributes effectively and is committed to his or her role at BOC.

Thanks
BOC’s 30,000 people around the world provide products and services that are essential to everyday life. I thank them for their dedication and professionalism. I thank the customers they serve for entrusting their business to BOC. I thank all those with whom we work and in the communities where we operate for their support. And I thank you, our shareholders, for your continuing support.

Rob Margetts
Chairman

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06	The BOC Group plc Annual review and summary financial statements 2005

Chief executive’s review

2005 was a year of underlying strong performance punctuated by events that challenged and brought out the best in BOC and its people. We continue to see an accelerating rise in energy prices, the move of manufacturing activity from higher- to lower-cost economies and relatively slow growth in an historical context for the semiconductor industry. Faced with these long-term trends we have responded by investing for growth while concentrating on energy efficiency, cost containment and high levels of customer service.

In the year, the biggest structural change in the Group was the reduction in our ownership of Afrox hospitals. Elsewhere, among the highlights, we continued our penetration of the north American refinery market with a string of new hydrogen orders, maintained the pace of our developments in China, and saw BOC Edwards enter into an important customer relationship in Korea. In contrast, events such as the Asian tsunami, the London bombings, hurricane Katrina and most recently the Pakistan earthquake saw BOC businesses helping where they could, notably with medical gases, and BOC people giving freely of their time and money.

Against this background BOC produced good results, with turnover similar to last year at £4,605.0 million, adjusted operating profit down three per cent to £564.2 million, adjusted profit before tax down one per cent at £505.7 million and record adjusted earnings per share of 67.5p. Adjusted figures eliminate exceptional items. Year-on-year comparisons at constant currency show the performance of our businesses in the markets where they operate without any distortions from changes in the sterling exchange rate. Our statutory results include exceptional items and reflect currency movements and on this basis turnover was similar to last year with operating profit down by three per cent and profit before tax up by 44 per cent.

Our two gases lines of business, Process Gas Solutions and Industrial and Special Products, contribute over 80 per cent of Group operating profit and both of them made good progress. Process Gas Solutions continues to increase the percentage of its business that comes from long-term tonnage schemes, with the emphasis recently on winning hydrogen contracts and building on our strong position in Asia, and particularly in China. There has been a steady flow of new orders with some £500 million of new plant due to enter service over the next couple of years. Our Process Systems team works closely with customers to identify and deliver solutions for their industrial gases needs. This approach has seen us win a disproportionate share of the new business available. In China our success has been founded on our willingness to enter joint ventures with our key customers, enabling us to share the risks and rewards of China’s industrial growth. Our joint venture plant building operation, Linde BOC Process Plants, gives us reliable and cost-effective plant to fulfil our customers’ needs. This year Process Gas Solutions grew turnover by 16 per cent and adjusted operating profit by nine per cent.

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Chief executive’s review	07

Industrial and Special Products continues to extract value from its extensive distribution network and its high standards of product stewardship. The core industrial business continues to evolve as manufacturing processes change. We now offer a wider range of products and services to our industrial customers. We have developed sizeable businesses based on liquefied petroleum gas (LPG) and in several of our markets we are taking advantage of similar opportunities for safety products. Our medical business, which serves hospitals and delivers oxygen therapy to patients in their homes, is continuing to grow, particularly in Asia. The special products portfolio is also developing well, serving growth markets with products such as helium, packaged chemicals, refrigerants and propellants. Industrial and Special Products saw turnover decline by four per cent following the sale of the US packaged gas business last year, while adjusted operating profit rose by six per cent as profitability improved in the US.

BOC Edwards’ core semiconductor market remained broadly stable without returning to the activity levels seen last year. Despite this, BOC Edwards continued to improve its market position and embarked on a restructuring programme to achieve cost savings. It saw an increase in turnover of two per cent with adjusted operating profit down 21 per cent.

Gist saw some organic growth from new and existing customers and towards the end of the year it expanded into Europe with the acquisition of Van Dongen, a temperature-controlled transport business operating in a number of countries. In November 2005 it extended until 2011 its contract to manage the distribution of Marks & Spencer’s chilled and ambient food. This provides long-term security for a significant portion of Gist’s business. Gist’s turnover for the year rose eight per cent while adjusted operating profit fell by two per cent, impacted by higher pension and compliance costs.

In March we disposed of most of our shareholding in Afrox Healthcare Limited to a consortium led by two major black empowerment investors. Our African Oxygen Limited subsidiary retains a 20 per cent interest in the business. We received the disposal proceeds in March. Afrox Healthcare was a large employer and its disposal has reduced the number of Group employees by over 10,000. The disposal also had the effect of reducing the Group’s earnings per share by approximately one penny this year and an expected further one penny in 2006.

We had another good year for cash generation, helped by the Afrox Healthcare disposal. With our strong balance sheet we are in a good position to fund our growth projects, notably the ones already won by Process Gas Solutions and those still in the pipeline.

Safety remains our number one priority. It is unacceptable that anyone is hurt in the course of our business and we continue to emphasise that safety must be 100 per cent of our behaviour, 100 per cent of the time. At the start of this report we set out our objectives as a Group. We intend to outperform our competitors and to do this we must be the employer of choice for talented people. We are working hard on all aspects of our business to achieve these objectives.

Three members of the executive management board resigned this year. René Médori became group finance director for Anglo American plc while John Walsh and Rob Lourey returned with their families to new jobs in their home countries of the United States and Australia respectively. I wish all of them success in their new careers and thank them for their contributions to BOC. Kent Masters was appointed chief executive, Industrial and Special Products, in March and James Cullens joined the executive management board in April as Group human resources director. Alan Ferguson joined us as Group finance director in September from Inchcape plc.

I thank our employees for their hard work over the past year and for their continued emphasis on high standards of customer service. I thank our customers, our shareholders, our suppliers and those with whom we work on a daily basis. BOC contributes to the economic life of many countries around the world and I thank you all for helping us to do so.

Tony Isaac
Chief executive

Strong underlying
performance

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08	The BOC Group plc Annual review and summary financial statements 2005	Making a difference

BOC has grown its hydrogen business by 30 per cent each year since the turn of the century. Underlying this surge in growth are environmental concerns and the desire of refiners to extract as much of the most valuable products as possible from increasingly expensive barrels of oil.

Getting
the most
from a
precious
resource

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09

Oil refiners face tough legal limits on the amount of sulphur allowed in gasoline and diesel fuel while at the same time they have to deal with increasing quantities of ‘sour’ crude, containing five per cent or more sulphur. Hydrogen is the answer. It reacts with sulphur in the presence of a catalyst and the resulting hydrogen sulphide can be removed and safely processed.

In 2000 BOC opened the largest hydrogen plant in the southern hemisphere at BP’s Bulwer Island refinery in Australia. In 2002 it built England’s largest hydrogen plant to serve Huntsman’s chemical plant on Teesside. And in 2004 it acquired its first plant serving the petrochemical complex on the Gulf coast of the US. Since then a series of refinery contracts has been won across the US. One of the largest hydrogen plants in north America will supply BP and Sunoco refineries in Ohio. Elsewhere in Ohio BOC is building a further plant to serve Valero, while at Salt Lake City in Utah a new plant will begin supplying hydrogen to Chevron and Holly refineries in 2006.

Hydrogen holds the promise of revolutionising energy supply later in this century as sources of hydrocarbon fuel are further depleted. Until then it will play its role, helping to maximise the benefits from each barrel of oil and minimising the environmental impact.

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10	The BOC Group plc Annual review and summary financial statements 2005	Making a difference

It’s
becoming
a flat
world

Flat panel televisions are some of the hottest consumer products around. The leading variant, TFT-LCD, is based on liquid crystal display technology that has been around since the1970s but really only started to make its commercial mark in the early1990s. Since then the industry has grown at such a pace that it has spent well in excess of US$40 billion on production equipment and facilities since 2000.

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11

The TFT-LCD market has many similarities to the semiconductor market that BOC Edwards has served successfully for many years: vacuum, gases, chemical management and exhaust abatement are all needed. The difference is that semiconductor manufacturers are making their devices ever smaller, while the flat panel makers are busy building plants to make larger and larger products. Engineers have overcome the manufacturing constraints that limited TFT-LCD displays to screen sizes of less than 20 inches, or 51cm, at the end of the 1990s and displays up to 65 inches, or 165cm, are now commercially available. To reduce costs, these large displays are made on huge glass panels more than two metres wide and less than one mm thick. These are then bonded together to sandwich the liquid crystal and cut to size.

BOC Edwards works with fleet-footed industries where product cycles are counted in months and multibillion dollar markets develop just as quickly. It has to be equally fleet of foot. It is established as a leading equipment supplier to the new generation of 300mm semiconductor fabs as well as to the TFT-LCD sector.

The major manufacturers of TFT-LCD displays are based in Asia, as are many of the leading semiconductor manufacturers. In common with other parts of the Group, BOC Edwards has built its Asian presence over many years. As its customers seek out the markets of the future, BOC Edwards is there to serve them.

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12	The BOC Group plc Annual review and summary financial statements 2005	Making a difference

AFROX
Gas & Gear
AFROX
Refrigerants
HANDIGAS
ARGOSHIELD
Miller

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13

More than just gas

Industrial and Special Products (ISP) makes much of its money from selling small volumes of gas to large numbers of customers. It also sells them a variety of products and services to help them do their jobs more efficiently. And it has a well deserved reputation for doing all this safely.

These traditional strengths of ISP are also the foundations for new growth businesses. It has carved a niche for itself in the supply of safety products, such as personal protective equipment for use at work and in the home. Large customers such as New Zealand Steel have entrusted us to source and supply products to keep their employees safe. In our retail Gas and Gear stores customers can buy these same safety products straight off the shelves and increasingly these stores offer a wider range of consumer goods, such as power tools and accessories for the home handyman.

ISP also knows how to handle large volumes of potentially hazardous or environmentally-damaging products and to package them safely in smaller containers more suitable for our customers. We have used this expertise to grow our packaged chemicals business. We sell hydrocarbon propellants that are used in consumer products as diverse as shaving foam and hair spray. We have a refrigerants business that now operates globally, providing products for everything from supermarket chilled displays to the air conditioning systems in cars.

New ideas combined with the skills of ISP and the strength of its distribution network produce new business opportunities – and these profitable additions are often about more than just gas.

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14	The BOC Group plc Annual review and summary financial statements 2005	Making a difference

Shoppers on Britain’s busy high streets rely on BOC for some of the better things in life. Industrial gases are used in the manufacture of most things we buy and Gist plays a big part in getting these goods to the shops.

Modern retailing relies on efficient logistics. It sounds a simple task to get what’s needed, where it’s needed, when it’s needed. But, if the process doesn’t work well, shelves can stand empty or excess product can reach its sell-by date. A lot of technology is hidden behind the scenes. Goods checked into Gist’s warehouses are picked and despatched to individual stores within hours. Despite congested roads and town centre locations, our drivers are often given only a 15 minute time window in which to make each delivery.

As with our gases delivery fleet, sophisticated scheduling systems work out the best initial sequence and route for each journey. Satellite tracking systems can follow a truck’s progress, using traffic and accident information to update the schedule and avoid delays. For some Marks & Spencer deliveries, specialised double-deck vehicles have been introduced, making journeys even more efficient. The aim is to get the job done in the fewest miles with the lowest possible fuel consumption.

The unseen presence on the high street

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15

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16	The BOC Group plc Annual review and summary financial statements 2005	Making a difference

Growing countries need steel and Chinese growth has recently provided a healthy export market for many of the world’s traditional steel manufacturers. Chinese steel producers, many of which are already large by world standards, are also expanding to meet domestic demand and BOC has partnerships with two of the most important.

Continued growth in China

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17

Taiyuan Iron and Steel (TISCO) is already the largest manufacturer of stainless steel in China and is among the top ten in the world. When its current expansion programme is complete it will be the largest stainless steel producer on a single site anywhere in the world. As an integrated manufacturer it can supply 90 per cent of its iron ore and coke needs from its own nearby mining operations. BOC is a long time partner of TISCO and next year two new air separation units will come on stream, delivering a further 2,800 tonnes a day of oxygen for steelmaking.

Ma Steel, on the banks of the Yangtze River, is the fifth largest steel producer in China and rated ‘world-class’ by industry consulting firm World Steel Dynamics. Already a major supplier for the construction and railway industries, it is targeting the fast growing automotive industry and will produce high quality flat steel products that are currently imported. BOC has a joint venture with Ma Steel that will see a further two 1,400 tonnes-a-day air separation units installed at the site.

As China develops, BOC is there contributing to industries as diverse as chemicals and electronics. Some of its earliest investments were in support of the steel industry and steel remains one of the major forces driving China’s growth.

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18	The BOC Group plc Annual review and summary financial statements 2005

Operating review

BOC reports results on a statutory basis and also in a form that isolates the impact of currency movements from year to year and eliminates the impact of exceptional or non-recurring items. BOC’s management believes this second approach will assist shareholders in comparing performance with previous periods. Where exceptional or non-recurring items are eliminated the results are referred to as adjusted.

Turnover and operating profit details on each basis for each line of business and specialist business will be found at the start of each section. The discussion of business performance that follows is based on figures adjusted for exceptional items and constant currency.

Process Gas Solutions

		2005	Change on	Change on
		£ million	2004	2004[1]

Turnover		1,466.3	+15%	+16%

of which	Europe	332.3	+13%	+12%

	Americas	631.5	+21%	+25%

	Africa	38.6	+7%	+4%

	Asia/Pacific	463.9	+10%	+10%

Operating profit		207.2	+9%	+10%

Adjusted operating profit [2]		207.2	+9%	+9%

1.	At constant currency.
2.	Adjusted operating profit excludes exceptional items.

Process Gas Solutions continued to grow as new plants came on stream and economic activity linked to steel, petrochemicals and refining remained high. Turnover increased more than adjusted operating profit because of a change in the terms of a supply scheme contract in the US and higher energy costs, which rose to record levels. Natural gas is a feedstock in some of our processes and we endeavour to pass on increased gas costs directly to our customers. Electricity represents most of the cost of running our air separation units and again we seek to recoup higher costs through higher prices. In both cases, this inflates revenue numbers without increasing profit.

Some of our older plants also experienced reliability issues during the year, leading to some lost production. These issues were promptly corrected. Overall, levels of plant efficiency have been much increased by the introduction of operations centres which now remotely control the majority of our large plants around the world.

Much of the growth remained focused on Asia and on China in particular. Continuing Chinese demand for steel in the first half of the year led to high levels of production by steelmakers around the world as well as providing investment opportunities in China itself. In the US, demand for hydrogen to remove sulphur in the production of cleaner fuels to meet environmental regulations also generated new business opportunities. For the merchant market, we have established a new food equipment manufacturing facility in Thailand and introduced successful new applications such as cryowave freezing technology and a process for thinly slicing products such as salami and luncheon meat for the north American market.

In Asia three new plants came on stream in China, one serving the Nanjing BOC-YPC Gases joint venture and two for joint venture operations in southern China. Four large 1,400 tonnes-a-day air separation units are also at various stages of completion, two for the joint venture serving the Taiyuan Iron and Steel Corporation in north-central China and two for the joint venture formed this year with Maanshan Iron & Steel in Anhui province. Steel and chemicals have driven tonnage growth across the region. The merchant liquid business is also growing in China, Korea, Taiwan, Thailand and Malaysia as industries such as electronic packaging and food freezing continue to expand. Our Japan Air Gases joint venture has seen the successful completion of its integration programmes and brought on stream a 2,100 tonnes-a-day plant serving a major steel customer. In India BOC signed a 15 year contract to supply Jindal Vijaynagar Steel with 1,400 tonnes a day of oxygen and nitrogen.

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Operating review	19

In north America, the tonnage business saw strong demand from steel producers moderate in the second half of the year. Higher energy prices led to increased demand for carbon dioxide for injection into rock formations to enhance the recovery of oil and gas. Price surcharges were imposed in the merchant market in response to rising fuel prices. Merchant plants in particular regions of the US are operating close to capacity and a decision was taken to build a new 720 tonnes-a-day air separation unit in Georgia to serve the large and growing market in the south-eastern states. Our water services business continues to develop in the industrial, rather than the municipal, market with new customers based in the food, refining and chemical sectors. In Mexico, we started the scheduled five-year maintenance programme for the existing four modules of the world’s largest nitrogen complex serving off-shore oil fields in the Gulf of Mexico. In parallel, work began on the construction of a fifth module which is due to enter service during financial year 2007.

Australia benefited from increased demand not only for steel from China but also for a range of minerals, such as nickel and copper. This trend helped compensate for the loss of volume following the closure last year of Port Kembla Copper. As elsewhere, electricity costs rose, resulting in higher prices, while productivity improvements counteracted increases in labour costs driven by skills and labour shortages. In South Africa consumer demand drove economic growth which fed through to increased steel and stainless steel production and growing demand for liquid nitrogen for food freezing. Throughout the country liquid gas production for the merchant market is very close to capacity.

In Europe, Poland continues to benefit from the long-term trend of industrial capacity moving from higher cost economies. The UK, on the other hand, saw further industrial closures, exacerbated by the largest energy price increases in the region. Ireland’s economy continues to grow, but the emphasis is now on service industries that are not extensive users of industrial gases. Our specialist business, Cryostar, had another successful year following further orders for liquefied natural gas ships for which it supplies a range of equipment.

Industrial and Special Products

		2005	Change on	Change on
		£ million	2004	2004[1]

Turnover		1,721.7	–3%	–4%

of which	Europe	467.0	+4%	+3%

	Americas	322.3	–24%	–23%

	Africa	272.3	+18%	+19%

	Asia/Pacific	660.1	–3%	–4%

Operating profit		289.4	+14%	+13%

Adjusted operating profit [2]		289.4	+7%	+6%

1.	At constant currency.
2.	Adjusted operating profit excludes exceptional items.

Industrial and Special Products generated increased adjusted operating profit despite reduced turnover. The turnover decline largely reflects the sale in July 2004 of our packaged gas business in the US and the sale in December 2004 of the Unique Gas Petrochemicals business in Thailand. The growth in adjusted operating profit was a combination of good performance from a reduced cost base by our substantial remaining business in the US, continuing benefits from well-integrated acquisitions in Poland and Canada, and robust performance from other parts of the world. In Poland growth comes not only from an improving economy but also from BOC introducing tried and tested concepts such as cylinder rental and hospitality gases into this new market. BOC manages its Industrial and Special Products line of business as three global entities – industrial products, medical and special products – and ensures it transfers knowledge quickly through best operating and commercial practice programmes.

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20	The BOC Group plc Annual review and summary financial statements 2005	Operating review

The industrial products business continues to respond to underlying trends that have seen manufacturing activity move to lower-cost environments. This has typically been characterised as a move from the western economies to those of Asia, but within Asia core industrial markets have moved from places such as Hong Kong and Taiwan to mainland China. Elsewhere, in some Asian countries such as Singapore, service and other industries that are not large users of industrial gases are coming more to the fore. Growth areas for industrial products include the Indian subcontinent, Thailand, South Africa and China, where the automotive market is a significant factor, particularly for argon-based gases. Our joint venture, Indura, in Latin America performed well. Our South African and south Pacific businesses both feature large liquefied petroleum gas (LPG) operations that are growing in volume but are subject to major changes in input costs in common with other energy sources. Managing the resulting rapid price changes is an important factor in maintaining profit margins. This year the LPG businesses had to manage record cost increases as well as the warmest winter on record in Australia.

In developed economies the industrial products business has maintained its position by extending the range of products and services it offers in areas such as safety. In New Zealand, for instance, BOC was successful in a tender to become the primary supplier of safety and personal protective equipment to New Zealand Steel. The business has also adjusted its infrastructure to reflect changes in market demand; this year, for example, the dissolved acetylene plant at Derby was closed with all acetylene production for the UK now centralised at Bristol. Changes such as these have enabled the UK business to maintain its position despite the fundamental decline in UK manufacturing. Our business in the US concentrates on delivering bulk supplies to distributors and industrial customers whereas in Canada the business has benefited from increased exploitation of western Canada’s oil and gas reserves.

The medical business continues to grow, spurred by increased healthcare spending, the introduction of innovative gas packages, and the development of applications in consultation with healthcare professionals. In South Africa the business won two important tenders – to supply home oxygen therapy to all state patients and to supply all the government’s gas, the great majority of which is for medical purposes, and welding needs.

The market for special products grew in the UK, as in other countries. A new helium transfill site is being established at Thame to meet demand in southern England that has outgrown the existing site at Leeds. Further transfills have been added or developed to meet increased demand in China, Taiwan and Korea. A container staging facility was also commissioned in Dubai to manage deliveries from a new helium source in Qatar. In Australia a new packaged chemicals plant is being developed at Wagga Wagga in New South Wales to meet the growth needs for these products. We also completed the first stage of upgrading our Johannesburg facility in South Africa, commissioned a regional production facility for scientific gases and packaged chemicals in Thailand, and expanded our packaged chemicals business in Canada, Asia and Latin America. A small acquisition from Calor this year in the UK extended the range of propellants the business can offer for consumer products such as shaving foam and spray-on deodorants. In Ireland our hospitality business has expanded into cellar services, servicing the cellar equipment for a major brewer.

BOC Edwards

	2005	Change on	Change on
	£ million	2004	2004[1]

Turnover	826.0	+1%	+2%

Operating profit	17.4	–63%	–63%

Adjusted operating profit [2]	38.1	–20%	–21%

1.	At constant currency.
2.	Adjusted operating profit excludes exceptional items.

BOC Edwards’ main market is the semiconductor industry to which it supplies vacuum, exhaust and chemical dispense products for new plants, and material and gases for use in the production process at existing plants. This year the demand for equipment for new

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Operating review	21

semiconductor plants was down while existing plants reduced production levels to match lower demand and trim inventory levels, particularly in the US. The liquid crystal display (LCD) flat screen display market that has risen significantly in recent years also paused in its growth this year. The result for BOC Edwards was lower turnover and adjusted operating profit to which it responded by reducing operating and overhead costs. Among initiatives to reduce production costs it has moved some manufacturing to the Czech Republic, established the manufacture of fluorine generators and the assembly of pumps for semiconductor and LCD applications in Korea, and started assembling vacuum systems in Brazil to serve the Latin American market. BOC Edwards has also established a freeze dryer joint venture together with the manufacture of general vacuum systems in China.

Despite general market weakness, BOC Edwards developed its leading position in 300mm semiconductor wafer fabs and the new ‘generation 7’ LCD manufacturing facilities. There was an increase in sales of new sub-systems that combine both vacuum and exhaust technologies and it introduced a new range of pumps that are able to meet the higher-volume pumping demands of the new, large LCD fabs.

A range of gases is used in semiconductor and LCD manufacturing and BOC Edwards has been awarded gas supply contracts for a number of new fabs being built in China. It is also adding further capacity at Hsinchu in Taiwan and has gained an important entry position with Samsung in Korea. The new fluorine generator business is also progressing well with installations for both semiconductor and LCD plants. Looking to the future, BOC Edwards has established or developing positions in immersion lithography, liquid abatement for copper-based processes, plasma abatement for etch applications, which includes the recycling of high global warming potential Perfluorocarbon (PFC) gases, and the application of xenon for lasers in extreme ultra-violet lithography. It has also developed a new type of turbomolecular pump that is more efficient, smaller and has reduced vibration.

The market for general vacuum products was better in Asia and for aerospace metallurgy and chemicals applications. The market for pharmaceutical systems remained strong, although the emphasis moved from larger to smaller projects.

Gist

	2005	Change on	Change on
	£ million	2004	2004[1]

Turnover	315.9	+8%	+8%

Operating profit	24.5	–2%	–2%

Adjusted operating profit[2]	24.5	–2%	–2%

1.	At constant currency.
2.	Adjusted operating profit excludes exceptional items.

Gist continues to perform well in what has been a challenging marketplace. Revenue grew satisfactorily but higher pension costs in particular prevented a similar rise in operating profit. From the existing customer base growth came from Marks & Spencer, Gist’s largest customer, as it opened more of its ‘Simply Food’ stores and from the continued expansion of Ocado. New business wins included Woolworths, which is now served from a new distribution centre at Bedford. Towards the end of the year Gist expanded into Europe with the purchase of the Van Dongen logistics business, which added significantly to Gist’s primary distribution capabilities. Within weeks, this wider network produced additional business between the UK and continental Europe from a number of existing and new customers.

Afrox hospitals
On 22 March 2005 African Oxygen Limited (Afrox), BOC’s South African subsidiary, completed the disposal of Afrox Healthcare Limited to a consortium led by two major black economic empowerment investors. Afrox retains a significant interest in the hospitals business through a 20 per cent holding in the new company. This process began in November 2003 when Afrox announced its intention to sell to the consortium. Afrox Healthcare Limited performed consistently during the first six months of the year, during which it remained in BOC’s control, growing turnover by seven per cent and adjusted operating profit by 11 per cent.

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22	The BOC Group plc Annual review and summary financial statements 2005

Corporate responsibility

In December 2004 the Asian tsunami devastated coastal communities around the Indian Ocean; in September the hurricane season saw Katrina bring death and hardship to the southern United States; and in October the south Asian earthquake killed many thousands and made millions more homeless. Each of these natural disasters affected countries where BOC and its employees earn their living. Thankfully all our employees and their immediate families survived these disasters and the local BOC businesses and the global community of BOC combined to do what they could in the aftermath. BOC’s matched-giving schemes ensured that employee donations counted for more, amounting to over £570,000 in total for the victims of the tsunami. The response of local teams was epitomised by BOC Pakistan: the company gave money and emergency material and three days’ paid leave for every employee to help in the earthquake relief effort and the employees themselves gave two days’ pay to the relief fund having already, like their colleagues in Bangladesh, given one day’s pay to the tsunami relief efforts. If examples were needed, these disasters show one aspect of the role of business in communities and of the innate generosity of people confronted by others’ misery.

BOC makes a contribution to the economies where it works in many ways. It provides essential products to industry and commerce and a livelihood for its employees, while striving to make the work environment as safe as possible. It delivers technologies that minimise some of the potentially harmful environmental effects of economic development while doing what it can to reduce its own emissions and waste. And it supports worthwhile projects that reflect the character of its business and the wishes of its employees.

Safety is the number one priority in BOC. It has traditionally been measured by counting the number and severity of incidents and injuries. We continue to measure these and to see an improvement in performance. Now we also measure and report leading indicators of safety – things that, if we get them right, will have an impact on safety in the future, such as training, the speed of rectifying faults, and the quality of investigations into incidents. It is unacceptable that anyone is hurt in the course of us doing our business, which is why we concentrate on making safety 100 per cent of our behaviour, 100 per cent of the time. In Australia our business there has built on BOC’s own commitment to safety by sponsoring the Rotary Youth Driver Awareness road safety programme. Young drivers in their last years at school are helped to understand the dangers of driving. In the words of one attendee the course “is a very important step in educating young drivers and making them safer when behind the wheel of a car”.

BOC operates in a hazardous industry, which is why safety is the priority, but we need to manage a range of other social, environmental and ethical risks. Our Code of Conduct was launched three years ago and is now established in all our businesses. The challenge now is to make sure it is sustained and we have a programme to do this. We have a help line that is available, free of charge, in 49 countries. Employees can speak to an independent organisation, anonymously if they wish, and raise any concerns they may have. Our employee policies and procedures are aligned with the United Nations’ Universal Declaration of Human Rights and we have signed the UN’s Global Compact and incorporated its ten principles in the BOC Code of Conduct. For the first time this year the regular Voice of BOC survey was sent to every employee in the Group, either electronically or on paper. Some 68 per cent responded, which is a very high level for such surveys, and they told us we were doing well on safety, employee well-being, the Code of Conduct, performance reviews, collaboration and diversity but needed to focus more on customers and engage employees more.

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Corporate responsibility	23

Again this year BOC participated in Business in the Community’s (BiTC) corporate responsibility index. The completed qualifying questionnaire has grown to over 130 pages, making it one of the most comprehensive analyses of an organisation’s performance. We publish the completed questionnaire, together with BiTC’s assessment of our performance, on boc.com. This is the most transparent way of reporting what we do and more efficient than answering a multiplicity of bespoke questionnaires.

Industrial gases have many environmentally friendly applications. Using oxygen instead of air in many combustion processes reduces the levels of harmful emissions. BOC is already helping deliver cleaner fuels today through the use of hydrogen in oil refining and it is investing in hydrogen technology that holds the promise of a more environmentally friendly future. Its partnerships include a trial project that combines solar power and hydrogen fuel cell technology for water management systems in the UK, the development of hydrogen systems to power forklift trucks operating in north American warehouses, and a prototype hydrogen powered sports car whose only emission is water. Elsewhere, BOC has combined with Australia’s research organisation CSIRO to develop an environmentally safe fumigant to replace methyl bromide in agriculture. The BOC Foundation continues to fund environmentally promising technologies. It seeks projects involving air and water quality that are beyond the early research phase but need help getting to the stage where they can be widely adopted and applied. In New Zealand, BOC’s ‘Where There’s Water’ community environment grants programme has now been running for three years; this year most of its grants went to schools running water conservation projects.

Schools and education are supported by BOC through our Inspiring Gases programme run in co-operation with the Royal Society of Chemistry. Helping young people develop an interest in science, and in chemistry in particular, is important for our business and for our wider economic welfare. Chemistry can be fun and this year BOC supported the Institution of Chemical Engineers’ seventh world congress in Glasgow by staging a spectacular show called ‘It’s a Gas’ at the Glasgow Science Centre which, not surprisingly, used bangs, pops, flames and vapour clouds to show the properties of gases to young audiences.

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24
The BOC Group plc Annual review and summary financial statements 2005

Board of directors

Rob Margetts CBE (01)
59, chairman.
Appointed chairman in January 2002. He is chairman of Legal & General Group plc, a non-executive director of Anglo American plc and chairman of the Natural Environment Research Council. Previously he was with ICI PLC for 31 years, becoming a main board director in 1992 and vice chairman in 1998. He is a fellow of both the Royal Academy of Engineering and the Institution of Chemical Engineers.

Tony Isaac (02)
64, chief executive.
Appointed an executive director in October 1994 and became chief executive in May 2000. He was previously finance director of Arjo Wiggins Appleton plc, which he joined shortly before the demerger from BAT Industries p.l.c. in 1990. Prior to that he had been finance director of GEC Plessey Telecommunications Ltd since its formation in 1988. He is a non-executive director of International Power plc and Schlumberger Ltd.

John Bevan (03)
48, chief executive, Process Gas Solutions.
Appointed an executive director in December 2002. He joined BOC in 1978 in Australia and has held various positions in general management in Australia, Korea, Thailand and the UK. He was formerly chief executive Asia, responsible for BOC’s operations in 15 countries. He has a degree in commerce (marketing) from the University of New South Wales.

Andrew Bonfield (04)
43, non-executive director.
Appointed in July 2003. He is chief financial officer of Bristol-Myers Squibb Company. He qualified as a chartered accountant in South Africa, working for Price Waterhouse, before joining SmithKline Beecham in 1990 and rising to become chief financial officer in 1999. He joined BG Group plc in 2001 as executive director, finance, before assuming his current role at Bristol-Myers Squibb Company in September 2002.

Guy Dawson (05)
52, non-executive director.
Appointed in March 2004. He was chairman of European investment banking at Merrill Lynch until 2003. Before joining Merrill Lynch in 1995 he held senior positions in Morgan Grenfell and Deutsche Bank. He is a founding partner in Tricorn, an independent corporate advisory business that he co-founded in 2003, and he is also a non-executive director of Boots Group PLC.

Alan Ferguson (06)
47, group finance director.
Appointed an executive director in September 2005. Prior to joining BOC as group finance director he held a similar role with Inchcape plc, which he joined in 1983 having qualified as a chartered accountant with KPMG. He has a degree in business economics from Southampton University.

Kent Masters (07)
44, chief executive, Industrial and Special Products.
Appointed an executive director in March 2005. He joined BOC in 1985 and has held positions of increasing responsibility in engineering, marketing and general management, most recently, president, Process Gas Solutions, north America. He holds an engineering degree from Georgia Institute of Technology and an MBA from New York University.

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Board of directors	25

Rebecca McDonald (08)
53, non-executive director.
Appointed in July 2005. She is president, gas and power, for BHP Billiton and is a member of the BHP Billiton executive committee. She is a director of Granite Construction Company in California.

Matthew Miau (09)
59, non-executive director.
Appointed in January 2002. He is chairman of MiTAC-Synnex Group, one of Taiwan’s leading high-tech industrial groups. He is also a Convenor of Civil Advisory Committee of National Information and Communications Initiatives (NICI) and on the Board of Directors of the Institute for Information Industry (III), Taiwan. He obtained a BS in electronic engineering and computer science from U.C. Berkeley, an MBA from Santa Clara University and holds an honorary doctorate degree from the National Chiao Tung University, Taiwan.

Sir Christopher O’Donnell (10)
59, non-executive director.
Appointed in March 2001. He is chief executive of Smith & Nephew plc. Previously he held senior positions with Davy Ashmore, Vickers Limited and C R Bard Inc. He has an honours degree in mechanical engineering from Imperial College, London and an MBA from the London Business School. He is a chartered engineer and a member of the Institution of Mechanical Engineers.

Anne Quinn CBE (11)
54, non-executive director.
Appointed in May 2004. She is group vice president of BP’s gas, power and renewables business. Previously she was managing director of BP Gas Marketing Ltd, managing director of Alliance Gas Ltd and an executive with Standard Oil of Ohio. She has a Bachelor of Commerce degree from Auckland University and a Masters in management science from the Massachusetts Institute of Technology. She serves on the President’s Advisory Committee to the Sloan School, Massachusetts Institute of Technology.

Dr ‘Raj’ Rajagopal (12)
52, chief executive, BOC Edwards.
Appointed an executive director in July 2000. He joined BOC in 1981 and has held several positions in BOC Edwards including manufacturing systems manager, director of manufacturing and managing director, being appointed chief executive in 1998. He was appointed a non-executive director of Foseco plc in May 2005 and joined the Council of Cranfield University in July 2005. He was appointed to The Council of Science and Technology in March 2004 and has chaired the Institution of Electrical Engineers Manufacturing Sector Panel since 2003. He is a Fellow of the Royal Academy of Engineers as well as the Institution of Mechanical Engineers, the Institution of Electrical Engineers and the Chartered Management Institute. He has an MSc in manufacturing technology and a PhD in mechanical engineering both from Manchester University and an honorary degree from Cranfield University received in May 2004. He was awarded the Sir Eric Mensforth Manufacturing Gold Medal in March 2003. He resigned as a non-executive director of FSI International Inc in May 2005 and resigned from the board of the business support organisation, Sussex Enterprise, in February 2005.

Board committees
Audit committee
Remuneration committee
Nomination committee
Pensions committee
Executive management board
Investment committee

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26	The BOC Group plc Annual review and summary financial statements 2005

Executive management board

John Bevan (01)
48, chief executive, Process Gas Solutions since January 2003.
Appointed to the executive management board in June 2000. See page 24 for biographical details.

James Cullens (02)
42, group human resources director since April 2005.
Appointed to the executive management board in April 2005. He joined BOC in July 2003 and most recently was human resources director for BOC Edwards. Prior to joining BOC, he held a variety of senior, international HR roles in organisations including Mars Incorporated, Asda and PA Consulting Group. He has an MA from Cambridge University, an MLitt from Otago University, New Zealand and an MSc from Thames Valley University.

Nick Deeming (03)
51, group legal director and company secretary since May 2001.
Appointed to the executive management board in May 2001. He has over 18 years in-house counsel experience, including Schlumberger SEMA and Axa PPP Healthcare, specialising in corporate and commercial law. He has a degree in law from Guildhall University, an MBA from Cranfield University and qualified as a solicitor in 1980.

Stephen Dempsey (04)
54, group director, corporate relations since February 1999.
Appointed to the executive management board in October 1999. He joined BOC in 1990 as director of marketing services for the UK gases business and has held various communications roles in the Group. He has an MA in geography from Oxford University and an MBA from Cranfield University.

Peter Dew (05)
45, group director, information management since February 1998.
Appointed to the executive management board in October 1999. He joined BOC in 1986. He has held information technology roles in the Group’s businesses in South Africa, the UK and most recently as information management director for the Group’s businesses in Asia/Pacific.

Alan Ferguson (06)
47, group finance director since September 2005.
Appointed to the executive management board in September 2005. See page 24 for biographical details.

Tony Isaac (07)
64, chief executive since May 2000.
Appointed to the executive management board in July 1996. See page 24 for biographical details.

Kent Masters (08)
44, chief executive, Industrial and Special Products since March 2005.
Appointed to the executive management board in December 2002. See page 24 for biographical details.

Mark Nichols (09)
48, group director, business development since January 2004.
Appointed to the executive management board in January 2004. He joined BOC in February 1988 and held senior financial roles in the UK and US before moving into general management, most recently as managing director, Industrial and Special Products, east Asia. Before joining BOC he worked for Total Oil and Merck. He is a Fellow of the Association of Chartered Certified Accountants.

Dr ‘Raj’ Rajagopal (10)
52, chief executive, BOC Edwards since June 1998.
Appointed to the executive management board in July 1996. See page 25 for biographical details.

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27

Summary financial statements

The following pages contain summary financial statements for THE BOC GROUP plc for the year. All of the information has been extracted from the full report and accounts. These summary financial statements by definition do not present the detail that is included in the full report and accounts and which would permit a comprehensive analysis of the Group’s performance. Registered shareholders can obtain a copy of the full report and accounts free of charge or choose to receive it in future years by writing to Lloyds TSB Registrars at the address on page 40.

Contents
28	Report of the directors
30	Independent auditors’ statement
31	Directors’ remuneration
34	Group profit and loss account
35	Group balance sheet
36	Group cash flow statement
36	Reconciliation of net cash flow to movement in net debt
37	Notes to the financial statements
40	Shareholder information

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28	The BOC Group plc Annual review and summary financial statements 2005

Report of the directors

The summary financial statements comprise the profit and loss account, balance sheet, cash flow statement and notes to the financial statements. Together they show the financial performance of the Group in 2005 and trends over a three-year period. A report on directors’ remuneration is also included.

Business review
A review of the Group’s business activities and their performance can be found on pages 18 to 21. The report of the directors deals with other issues that the board and management regard as important to the conduct of the company’s affairs.

Employment policies
BOC’s employment policies are designed to underpin the Group’s operating requirements and growth strategies. Where practicable, policies are adapted to meet local requirements.

Communication and involvement BOC places a high priority on communicating with its people and has invested in web-based communications technology to convey consistent and coherent messages to employees around the world.

Resourcing, training and development Programmes are designed to ensure that the Group has a pool of well-qualified, gifted individuals able to meet both its day-to-day operational needs and its plans for the future.

Reward and recognition Reward and recognition programmes are designed to endorse outstanding individual and team performance.

Retirement benefit plans BOC fully supports its people’s efforts to provide for their retirement and provides a range of opportunities for them to participate in programmes tailored to suit local conditions.

Employee share schemes Employees are encouraged to share the financial benefits of the Group’s success through a number of option and incentive schemes.

Diversity BOC values the diversity of its workforce and is committed to maintaining a workplace free from discrimination for reasons of race, creed, culture, nationality, religion, gender, sexual orientation, age or marital status.

Safety, health and environment
BOC operates in a hazardous industry and the safety of all those associated with our business is our highest priority. Hazards encountered by our employees include flammable and toxic gases and operations involving high pressures and extreme temperatures. The movement of product is central to all our businesses, involving exposure to hazards associated with driving, distribution and service operations. The Group has traditionally measured its safety performance against a set of reactive or lagging indicators, such as lost workday cases, and has additionally recently introduced a set of predictive, or leading, indicators.

BOC has an on-line environmental survey gathering data from all its sites as part of a comprehensive environmental programme. BOC aims to minimise the environmental impact from its sites and to comply fully with all material environmental laws and regulations. BOC also contributes a variety of products and technologies to meet the environmental needs of its customers.

Supplier payment policy
The Group applies a policy of agreeing and clearly communicating the terms of payment as part of the commercial arrangements negotiated with suppliers and then paying according to those terms. In addition, the UK-based businesses have committed to the ‘Better Payment Practice Code’.

Corporate donations
The Group made donations of £2,032,000, of which £350,000 went to UK-registered charities. £385,000 was used to support The BOC Foundation for the Environment. As in previous years, no political donations were made in the European Union.

Dividends
Two dividends were paid in 2005. A first interim dividend of 15.9p per share was paid in February and a second interim dividend of 25.3p per share was paid in August. A first interim dividend of 16.3p per share has been declared for payment on 1 February 2006 and participation in the dividend reinvestment plan will be available to shareholders whose applications have been received by Lloyds TSB Registrars by 11 January 2006.

Corporate governance
The BOC Group is committed to business integrity, high ethical values and professionalism in all its activities. As an essential part of this commitment, the board supports the highest standards of corporate governance.

BOC has applied the principles contained in Section 1 of the Combined Code on Corporate Governance issued by the Financial Reporting Council and has complied throughout the year with the provisions set out therein as they applied to the company.

The New York Stock Exchange (NYSE) has in place listing standards related to the corporate governance practices of listed companies. BOC, as a foreign private issuer with American Depositary Shares listed on the NYSE, is required to comply with certain of these rules, in particular as they relate to audit committees, and must disclose any significant ways in which its corporate governance practices differ from those followed by US domestic companies under the NYSE listing standards. At this time, BOC does not believe that there are any significant differences in the corporate governance practices followed by the company, as compared to those followed by US domestic companies, except that the membership of the nomination committee is not composed entirely of independent non-executive directors. The membership of the nomination committee is however in line with the Combined Code on Corporate Governance, which permits membership of this committee to be composed of a majority of independent non-executive directors.

Risk management and internal control The board of directors has overall responsibility for the Group’s system of risk management and internal controls.

The BOC risk management programme assists management throughout the Group to identify, assess and mitigate business risk. During 2005 approximately 86 risk workshops or reviews have been conducted. The output from each assessment is a set of prioritised risks with associated action plans. A report to the board is made twice a year of the key risks facing the Group and actions to manage these key risks.

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Report of the directors	29

The directors have delegated to executive management the establishment and implementation of a system of internal controls. The internal control system is monitored and supported by an internal audit function that operates on a global basis and reports its results to management and the audit committee of the board. The system is rigorous and designed to ensure that directors maintain full and effective control over all significant strategic, financial, organisational and compliance issues.

Having reviewed its effectiveness, the directors are not aware of anything in the Group’s system of internal controls during the period covered by this report which would render them ineffective.

The board and committees A complete list of the company’s directors, with their biographies, photographs, and board committee memberships can be found on pages 24 and 25. A summary and explanation of their remuneration is given on pages 31 to 33.

Board committees
Audit committee The audit committee meets four times a year, the agendas being organised around the company’s financial reporting cycle. Time is set aside at one of these meetings for the committee to meet with the internal and the external auditors separately without the executive management present. The committee reviews the effectiveness of internal controls, matters raised by the internal and external auditors in their regular reports to the committee and the quarterly financial statements prior to their release as well as the arrangements by which staff of the Group may, in confidence, raise concerns. The committee also monitors that an appropriate relationship between BOC and the external auditors is maintained and reviews the policies and procedures in place to ensure the independence and objectivity of the audit. The committee comprises only independent non-executive directors and is chaired by Sir Christopher O’Donnell.

Nomination committee The nomination committee meets periodically as required but at least annually. During 2005 the committee met six times. The committee primarily monitors the composition and balance of the board and its committees and identifies and recommends to the board the appointment of new directors. The committee also keeps under review the board committee structure and composition of each committee and makes recommendations to the board of any changes considered necessary. All independent non-executive directors, the chairman and the chief executive serve as members of this committee. The committee is chaired by Rob Margetts. Whilst the chairman of the board chairs this committee he is not permitted to chair meetings when the appointment of his successor is being considered or during discussions regarding his performance.

Remuneration committee The remuneration committee meets six times a year. The committee recommends to the board the policy on executive directors’ remuneration and the specific remuneration, benefits and terms of employment of each executive director. The committee comprises only independent non-executive directors and is chaired by Guy Dawson.

Pensions committee The pensions committee meets twice a year and oversees the review of governance and control procedures applying to all employee retirement benefit plans and reviews and makes recommendations on the investment policies and strategies applied to the Group’s retirement benefit plans. The committee comprises an independent non-executive director, the chairman, chief executive and Group finance director.
The committee is chaired by Guy Dawson.

Executive management board The executive management board meets regularly having primary authority for the day-to-day management of the Group’s operations and policy implementation in line with the Group’s strategy agreed by the board. The committee comprises the chief executive, the other executive directors and certain senior managers and is chaired by Tony Isaac. Further details are given on page 26.

Investment committee The investment committee meets regularly and reviews and approves Group commitments up to £25 million as delegated by the board. Group commitments over £25 million are presented to the board for approval on recommendation from the committee. The committee comprises the chief executive, the other executive directors and certain senior managers and is chaired by Tony Isaac.

Auditors
The auditors’ report on the full financial statements was unqualified and did not contain any statement concerning accounting records or failure to obtain necessary information or explanations.

By order of the board

Nick Deeming
Company Secretary

28 November 2005

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30	The BOC Group plc Annual review and summary financial statements 2005

Independent auditors’ statement
To the members of The BOC Group plc

We have examined the summary financial statement of The BOC Group plc.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the annual review and summary financial statements in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the annual review and summary financial statements with the annual financial statements, the directors’ report and the directors’ remuneration report and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the annual review and summary financial statements and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

This statement, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the summary financial statement’ issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the summary financial statement is consistent with the annual financial statements, the directors’ report and the directors’ remuneration report of The BOC Group plc for the year ended 30 September 2005 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors

London

28 November 2005

Notes:
a.	The maintenance and integrity of The BOC Group plc’s website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.
b.	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

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31

Directors’ remuneration

The report below is a summary of the directors’ remuneration report. The full report setting out the composition of the remuneration committee, the remuneration policy, together with full details of the directors’ emoluments, pensions, share options and shareholdings, is contained within the report and accounts 2005 on pages 72 to 83. Copies of the full directors’ remuneration report can be obtained, free of charge, from BOC or may be viewed on, or downloaded from, BOC’s website, www.boc.com

The remuneration committee
The remuneration committee comprises all the independent non-executive directors. It sets the overall remuneration policy of the Group and makes recommendations to the board on the framework of executive remuneration. It meets six times a year. Specifically, the remuneration committee determines, on behalf of the board, the detailed terms of service of the executive directors and other members of the executive management team including basic salary, performance-related bonus arrangements, benefits in kind, long-term incentives and pension benefits. The remuneration committee also reviews the remuneration of the chairman, following a recommendation from the chief executive and the senior independent director. The board as a whole determines the non-executive directors’ fees.

Non-executive directors
Non-executive directors are initially appointed for a three year term after which, whilst not automatic, their appointment may be extended for a second term subject to mutual agreement and shareholder approval. The fees are set at a level which will attract individuals with the necessary experience and ability to make a significant contribution to The BOC Group’s affairs and are benchmarked with those fees paid by other UK listed companies. The non-executive directors do not have service contracts. They do not participate in the Group’s variable compensation arrangements, its long-term incentive arrangements or its pension arrangements. They do not receive any benefits in kind.

Remuneration policy
BOC’s remuneration policy for executive directors and other executive management is designed to attract and retain executives of the highest calibre so that the Group is managed successfully to the benefit of its stakeholders. In setting remuneration levels the remuneration committee takes into account the remuneration practices found in other UK listed companies of similar size, internationality and complexity. The policy is to pay salaries and total remuneration around mid-market levels for on target performance and to provide the opportunity, via annual and long-term incentives, for executives to be rewarded at the 75th percentile if this is justified by the achievement of top of the range performance goals. It is the view of the remuneration committee that performance-related remuneration should form a substantial element of total remuneration. Based on assumptions about expected values for awards from the Long-Term Incentive Plan (LTIP) and the Share Matching Plan, the proportion of performance-related remuneration to fixed remuneration (excluding pensions and benefits in kind) for current arrangements is approximately 67 per cent to 33 per cent.

Remuneration components
Basic salary Salaries for executive directors and executive management board members are based on median market rates drawn from market data provided by remuneration consultants, Towers Perrin, and take account of an executive’s experience, responsibilities and performance. Performance is assessed both from an individual and business perspective. Remuneration for those executives of businesses outside the UK is denominated in the local currency.

Variable compensation plan (VCP) The executive directors and senior management participate in the variable compensation bonus plan. The plan focuses on annual objectives and links individual performance with business plans. Last year, as part of the review of performance-related elements of the executive remuneration package, the remuneration committee agreed that the target and maximum value of the VCP be increased to 110 per cent and 160 per cent of salary respectively and that one third of the VCP bonus be compulsorily deferred into the Share Matching Plan. The financial targets for the executive directors and other executive management board members are set on an annual basis by the remuneration committee and performance against these targets is reviewed by the remuneration committee on a six monthly basis. The remuneration committee considers that a six monthly review acts as a significant incentive and is conducive to sustaining performance throughout the year. The financial targets are based equally on adjusted earnings per share (EPS) and adjusted return on capital employed (ROCE) at Group level. Adjusted means excluding exceptional items. Bonuses are assessed two thirds on these financial targets with the remaining third based on personal objectives. These are based on BOC’s strategic priorities and include safety, growth, people and change management and productivity. Performance is measured against key performance indicators determined during formal appraisals. There is a threshold performance level below which no bonus is paid. For 2005 the financial targets set by the remuneration committee were EPS 66p and ROCE 15.3 per cent and the achievement against these targets was EPS 64.3p and ROCE 15.3 per cent. The bonus payable in respect of the financial targets amounts to 58.6 per cent of salary. In addition, an amount equal to 29.3 per cent of salary has been deferred into the Share Matching Plan.

Long-Term Incentive Plan (LTIP) Executive directors, members of the executive management board and a number of other key executives selected from the company’s global operations participate in the LTIP. The remuneration committee has the discretion to grant awards up to a maximum of 2.5 times salary. The award made in November 2004 to the chief executive was based on 2 times salary and for other board directors 1.5 times salary. There are three performance conditions: total shareholder return (TSR), adjusted earnings per share (EPS) and adjusted return on capital employed (ROCE). Up to one third of the award could vest in respect of each performance condition.

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32	The BOC Group plc Annual review and summary financial statements 2005	Directors’ remuneration

The TSR performance condition compares BOC’s TSR performance with two separate comparator groups, a UK comparator group comprising 31 industrial and manufacturing companies and a global industrial gases group of six leading companies as follows:

UK group

Aggregate Industries	FKI	RMC Group
AMEC	Hanson	Rolls-Royce
Anglo American	IMI	Scottish & Southern Energy
AWG	ICI	Scottish Power
BAE Systems	International Power	Severn Trent
BG Group	Invensys	Shell Transport & Trading
BHP Billiton	Johnson Matthey	Smiths Group
BP	Kelda Group	Tomkins
BPB	National Grid Transco	United Utilities
Centrica	Pilkington
Corus Group	Rio Tinto

Aggregate Industries and RMC Group were taken over in 2005. Their TSR performance to the point at which they were taken over has been included in the performance measurement.

Global gases group

Airgas	(US – S&P 500 Index)
Air Liquide	(France – CAC 40 Index)
Air Products & Chemicals	(US – S&P 500 Index)
Linde	(Germany – DAX 30 Index)
Taiyo Nippon Sanso	(Japan – NIKKEI 225 Index)
Praxair	(US – S&P 500 Index)

When determining BOC’s performance relative to the global gases group, the TSR for BOC and the comparator companies is adjusted (adjusted TSR) so that it reflects the excess (or shortfall) in returns relative to the local stockmarket index where each company has its primary listing. The nationality and the local stockmarket index that is used to calculate the adjusted TSR for each company is shown in the parentheses.

For the awards made in November 2004 which will vest in November 2007, the target set by the remuneration committee is such that if the company’s TSR position measured over a three year period is median in respect of both comparator groups, then 40 per cent of the shares in respect of the TSR part of the award will vest. If the company’s TSR position is upper quartile all of the shares in respect of the TSR part of the award will vest. If the TSR performance is between the median and upper quartile a proportion of between 40 per cent and all of the shares in respect of the TSR part of the award will vest. If the company’s TSR position is below the median for both comparator groups the TSR part of the award will lapse. The same TSR performance criteria were used for the award made in the financial year 2004. The remuneration committee has decided that for any awards made in the financial year 2006 onwards, 25 per cent rather than 40 per cent of the shares for the TSR part of the award will vest at median.

The adjusted EPS performance condition is based on the company’s EPS relative to three year targets on a sliding performance scale. For the awards made in November 2004 which will vest in November 2007, the target set by the remuneration committee is 70.3p at the end of the three year performance period for minimum vesting. If this is achieved, 40 per cent of the shares in respect of the EPS part of the award will vest. All of the shares in respect of the EPS part of the award will vest if the company achieves 80.8p at the end of the three year performance period. If the EPS performance is between 70.3p and 80.8p, a proportion of between 40 per cent and all of the shares in respect of the EPS part of the award will vest. If EPS is less than 70.3p at the end of the three year period, the EPS part of the award will lapse. The EPS targets for the financial year 2004 awards were 60.3p for threshold vesting and 69.3p for full vesting.

The adjusted ROCE performance condition is based on the company’s ROCE relative to three year targets on a sliding performance scale. For the awards made in November 2004, and for further awards, the remuneration committee decided that it would be appropriate to widen the ROCE band. The threshold target set by the remuneration committee for the November 2004 awards, which will vest in November 2007, is 13.5 per cent at the end of the three year performance period. If this is achieved 40 per cent of the shares in respect of the ROCE part of the award will vest. All of the shares in respect of the ROCE part of the award will vest if the company achieves a ROCE of 16 per cent. If the ROCE performance is between 13.5 per cent and 16 per cent a proportion of between 40 per cent and all of the shares in respect of the ROCE part of the award will vest. If the ROCE is less than 13.5 per cent the ROCE part of the award will lapse. The ROCE targets for the financial year 2004 awards were 13.5 per cent for threshold vesting and 15 per cent for full vesting.

In setting three performance conditions for the LTIP awards, the remuneration committee took the view that these were the most important measures that drive or measure sustainable improvements in shareholder value: the TSR performance condition measures comparative performance while EPS and ROCE reflect a core part of the company’s business strategy, enabling high levels of both earnings growth and capital efficiency.

For the awards made for the financial year 2003, the performance conditions have been met to the extent that 52.6 per cent of the shares vest on the third anniversary of the awards date.

Share Matching Plan (SMP) The plan was adopted by shareholders at the 2005 Annual General Meeting. Executive directors, members of the executive management board and other senior managers who participate in the VCP are eligible to participate in the SMP. One third of any VCP award is compulsorily applied to the acquisition of BOC shares. The executives will become entitled to these shares only if they are still in service with BOC three years after the award is made or are considered to be ‘good leavers.’ The executives will receive an additional number of shares equal to the value of the dividends paid during the deferral period of the shares and they may also receive a matching share award of up to 100 per cent of the number of shares originally allotted. The percentage award will depend on the company’s performance over the deferral period. Adjusted EPS will account for 75 per cent of the performance weighting, with TSR accounting for the remaining 25 per cent. The adjusted EPS performance condition is based on the company’s EPS relative to three year targets. These targets will be on a sliding scale, where five per cent per annum growth rate over three years is required for threshold vesting of 25 per cent of that portion. Full vesting will be achieved if EPS growth is 12 per cent per annum over the three year period.

The TSR performance condition compares BOC’s TSR performance against the same UK comparator group as used for the LTIP. Awards will vest for this portion where BOC’s TSR position is median, measured over three years. At this point 25 per cent of this portion of the award will vest. Full vesting occurs if the company is ranked at or above the upper quartile. Details of the value of VCP awards for directors that will be applied to the acquisition of BOC shares under the SMP are shown below.

Executive Share Option Scheme 2003 (ESOS 2003) The last grant under the ESOS 2003 to executive directors and employees who participate in the SMP took place in November 2003. The scheme was retained for selected middle management throughout the company’s global operations. However, it is intended to develop an alternative scheme for this group in the financial year 2006. The performance condition set for the ESOS 2003 by the remuneration committee is that the growth in the adjusted EPS over a three year performance period must be equal to or greater than the growth in the UK retail prices index (RPI) plus three per cent per annum over the three year performance period. In line with current corporate governance best practice there is no rolling re-testing of performance. In the event that the performance condition is not satisfied over the original three year period then

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Directors’ remuneration	33

the remuneration committee has the discretion to re-test performance after five years, but only where the remuneration committee believes the extension to be a fair and reasonable basis for assessing the sustained underlying performance of the company.

Awards under the LTIP, SMP and ESOS 2003 are not pensionable.

Savings Related Share Option Schemes
New Schemes were adopted by shareholders at the 2005 Annual General Meeting. These are operated in the UK, Australia, New Zealand and Ireland, and are open to all employees including executive directors with one year’s service or more. The UK scheme is approved by HM Revenue and Customs.

The graph above has been included to meet the requirement set out in the Directors’ Remuneration Report Regulations 2002. It shows BOC’s total shareholder return (TSR) performance, assuming dividends are reinvested, compared with all FTSE100 companies. This has been chosen because it provides a basis for comparison against companies in a relevant, broad based equity index of which BOC is a constituent member. The remuneration committee decided that other comparator groups were more appropriate as performance measurement for the LTIP. A graph showing BOC’s TSR performance compared with the six major gases companies relative to respective local indices, which is one of the comparator groups chosen for the LTIP, is shown in the chairman’s statement on page 5.

Service contracts
The company’s policy is for all executive directors to have contracts of employment that terminate on the attainment of retirement age. In order to mitigate its liability on early termination, the company’s policy is that it should be able to terminate such contracts on no more than 12 months’ notice, and that payments on termination are restricted to the value of salary, car benefit and bonus entitlement (calculated on the basis of the average of actual payments over the preceding two years) for the unexpired portion of the notice period. The company has revised this policy further for all new appointments, so that in the event of early termination, the company will pay either monthly compensation calculated as per the terms set out above for the unexpired portion of the notice period, or else a lump sum payment equal to the base salary pro-rated to the unexpired portion of the notice period. In the event that monthly compensation is paid, should an individual obtain alternative employment during the period of the monthly payments, the company's obligation is reduced by the amount of the monthly remuneration from the alternative employment. The revised policy has applied to all new appointments during the financial year and will apply to subsequent appointments.

Pensions
During the year, five directors accrued benefits under the defined benefit plans operated by the company. Contributions amounting to £308,000 were paid by the company to money purchase plans in respect of three directors.

					Year ended 30 September 2005	2004		Year ended 30 September 2005		Interests at 30 September 2005

	Basic salary £’000	Allowances and benefits[1] £’000	Bonus £’000	Share Matching Plan £’000	Total £’000	Total £’000		Gains on share options/ incentives £’000	Ordinary shares	Share options	Long-term incentive plan awards

Executive directors
J A Bevan[2]	236	192	222	142	792	739	[3]	16	23,108	301,107	150,186
A M Ferguson	–	–	–	–	–	–		–	–	–	76,106
A E Isaac	721	145	606	303	1,775	1,508		112	8,057	1,079,824	432,889
J K Masters[2]	175	323	124	62	684	–		–	2,356	240,726	78,469
Dr K Rajagopal	360	16	297	148	821	702		65	21,816	524,765	159,995
Former directors
R Médori[4,5]	278	356	204	–	838	1,008		50	–	–	–
J L Walsh[2,4]	178	275	172	–	625	1,099	[3]	148	22,175	–	–

Total	1,948	1,307	1,625	655	5,535	5,056		391

1.	Allowances and benefits include car, fuel, medical insurance and international assignment benefits. The latter includes housing, utilities, home leave flights, education, relocation, shipping costs, and any other assignment allowances not covered in this indicative listing.
2.	Mr Masters and Mr Bevan are international assignees, and Mr Walsh was an international assignee prior to his resignation. The pay of international assignees is managed under a tax equalisation programme funded by the company. This programme ensures that they are not penalised financially by accepting roles of an international nature which would result in higher taxation costs than would have been the case if they had remained in their home country, as in the case of Mr Walsh and Mr Masters, or benefit from a tax windfall as in the case of Mr Bevan. Mr Bevan’s basic salary/fees is set by reference to his UK notional salary of £342,000.
3.	Total remuneration disclosed in the 2004 Report and Accounts did not include a correction for the tax associated with international assignments.
4.	Mr Médori and Mr Walsh resigned from the board on 31 May 2005 and 1 March 2005 respectively.
5.	The allowances and benefits of Mr Médori include a salary supplement of £84,000 (2004: £103,600) in respect of the pensions ‘earnings cap’.
6.	Total fees for non-executive directors’ services in the year were £508,000. Included in this amount were the chairman’s fees of £251,000.
7.	Total directors’ remuneration in 2005 was £7.3 million compared with £6.8 million in 2004.
8.	Mr Ferguson joined BOC on 15 September 2005 and was appointed a director on 30 September 2005. As such he was not remuneratedas a director during the year. As permitted under 9.4.2 R (2) of the Listing Rules, Mr Ferguson received an award of shares to the value of £550,000 on the day he joined the company. Two thirds of this award will vest in March 2006. The remaining shares will vest in March 2007. He also received an award of shares to the value of 200 per cent of salary under the LTIP. The number of shares awarded under the LTIP is shown above.

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34	The BOC Group plc Annual review and summary financial statements 2005

Group profit and loss account
Years ended 30 September

					2005						2004						2003

	Before		Exceptional		After		Before		Exceptional		After		Before		Exceptional		After
	exceptional				exceptional		exceptional				exceptional		exceptional				exceptional
	items		items		items		items		items		items		items		items		items
	£ million		£ million		£ million		£ million		£ million		£ million		£ million		£ million		£ million

Turnover, including share of
joint ventures and associates	4,605.0		–		4,605.0		4,599.3		–		4,599.3		4,323.2		–		4,323.2
Less: Share of turnover of joint ventures	727.8		–		727.8		647.0		–		647.0		544.3		–		544.3
Share of turnover of associates	122.5		–		122.5		66.9		–		66.9		60.6		–		60.6

Turnover of subsidiary undertakings	3,754.7		–		3,754.7		3,885.4		–		3,885.4		3,718.3		–		3,718.3

Operating profit of
subsidiary undertakings	436.6		(20.7)		415.9		464.4		(14.8)		449.6		407.4		(60.2)		347.2
Share of operating profit of
joint ventures	107.1		–		107.1		99.4		(2.6)		96.8		86.8		(6.8)		80.0
Share of operating profit of associates	20.5		–		20.5		13.1		–		13.1		11.4		–		11.4

Total operating profit including
share of joint ventures and associates	564.2		(20.7)		543.5		576.9		(17.4)		559.5		505.6		(67.0)		438.6
Profit/(loss) on termination/disposal of
businesses – continuing operations	–		98.1		98.1		–		(79.5)		(79.5)		–		–		–
Profit on disposal of fixed assets
– continuing operations	–		10.5		10.5		–		4.9		4.9		–		–		–

Profit on ordinary activities
before interest	564.2		87.9		652.1		576.9		(92.0)		484.9		505.6		(67.0)		438.6
Interest on net debt	(76.7)		–		(76.7)		(88.4)		–		(88.4)		(96.1)		–		(96.1)
Interest on pension scheme liabilities	(128.9)		–		(128.9)		(117.4)		–		(117.4)		(110.2)		–		(110.2)
Expected return on
pension scheme assets	147.1		–		147.1		133.2		–		133.2		119.6		–		119.6

Other net financing income	18.2		–		18.2		15.8		–		15.8		9.4		–		9.4

Profit on ordinary activities before tax	505.7		87.9		593.6		504.3		(92.0)		412.3		418.9		(67.0)		351.9
Tax on profit on ordinary activities	(131.5)		(28.4)		(159.9)		(146.2)		44.5		(101.7)		(121.4)		25.0		(96.4)

Profit on ordinary activities after tax	374.2		59.5		433.7		358.1		(47.5)		310.6		297.5		(42.0)		255.5
Minority interests – equity	(40.0)		(26.7)		(66.7)		(46.6)		–		(46.6)		(36.8)		0.4		(36.4)

Profit for the financial year	334.2		32.8		367.0		311.5		(47.5)		264.0		260.7		(41.6)		219.1
Dividends	(204.1)		–		(204.1)		(197.3)		–		(197.3)		(192.1)		–		(192.1)

Retained profit for the financial year	130.1		32.8		162.9		114.2		(47.5)		66.7		68.6		(41.6)		27.0

Earnings per 25p Ordinary share
– basic	67.5	p	6.6	p	74.1	p	63.2	p	(9.7	)p	53.5	p	52.9	p	(8.4	)p	44.5	p
– diluted	67.3	p	6.6	p	73.9	p	63.1	p	(9.6	)p	53.5	p	52.9	p	(8.4	)p	44.5	p

All turnover and operating profit arose from continuing operations.

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35

Group balance sheet
At 30 September

	2005 £ million	2004 £ million	2003 £ million

Fixed assets
Intangible assets	142.6	174.9	206.1
Tangible assets	2,639.9	2,618.4	2,913.4
Investment in joint ventures	516.5	458.0	505.3
Investment in associates	82.8	55.7	64.5
Other investments	14.6	34.5	38.8

	3,396.4	3,341.5	3,728.1

Current assets	1,241.1	1,255.3	1,104.9
Creditors: amounts falling due within one year	(1,157.5)	(1,134.7)	(1,168.2)
Net current assets/(liabilities)	83.6	120.6	(63.3)

Total assets less current liabilities	3,480.0	3,462.1	3,664.8

Creditors: amounts falling due after more than one year	(802.3)	(963.2)	(1,133.1)
Provisions for liabilities and charges	(360.8)	(345.2)	(376.6)

Total net assets excluding pension assets and liabilities	2,316.9	2,153.7	2,155.1

Pension assets	88.7	68.9	50.7
Pension liabilities	(352.5)	(344.5)	(341.8)

Total net assets including pension assets and liabilities	2,053.1	1,878.1	1,864.0

Equity shareholders’ funds	1,942.0	1,675.3	1,686.7
Minority shareholders’ interests	111.1	202.8	177.3

Total capital and reserves	2,053.1	1,878.1	1,864.0

Significant accounting ratios

	2005	2004	2003

Return on capital employed (%) [1]	15.6	14.9	10.9
Adjusted return on capital employed (%)[1,2]	16.2	15.4	12.6
Interest cover (times)	7.1	6.3	4.6
Adjusted interest cover (times) [2]	7.4	6.5	5.3
Net debt/equity (%)	40.9	51.2	73.4
Net debt/capital employed (%)	25.6	29.9	37.4

1.	Operating profit as a percentage of the average capital employed excluding net pension liabilities. Capital employed comprises total capital and reserves, long-term liabilities and all current borrowings, net of cash and deposits. The average is calculated on a monthly basis.
2.	Excludes exceptional items.

The summary financial statements on pages 34 to 39 were approved by the board of directors on 28 November 2005 and are signed on its behalf by:

A E Isaac	A M Ferguson
Director	Director

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36	The BOC Group plc Annual review and summary financial statements 2005

Group cash flow statement
Years ended 30 September

	2005 £ million	2004 £ million	2003 £ million

Total operating profit before exceptional items	564.2	576.9	505.6
Depreciation and amortisation	301.9	324.0	333.4
Net retirement benefits charge less contributions	(14.4)	(15.9)	5.6
Operating profit before exceptional items of joint ventures	(107.1)	(99.4)	(86.8)
Operating profit before exceptional items of associates	(20.5)	(13.1)	(11.4)
Changes in working capital and other items	(41.7)	(2.1)	(18.0)
Exceptional cash flows	(16.9)	(11.9)	(28.3)

Net cash inflow from operating activities	665.5	758.5	700.1

Dividends from joint ventures and associates	51.1	79.1	35.0
Returns on investments and servicing of finance	(131.6)	(91.2)	(94.4)
Tax paid	(118.4)	(98.2)	(90.7)
Capital expenditure and financial investment	(299.7)	(204.2)	(227.0)
Acquisitions and disposals	128.8	92.5	(118.3)
Equity dividends paid	(204.1)	(197.3)	(192.1)

Net cash inflow before use of liquid resources and financing	91.6	339.2	12.6

Management of liquid resources	14.3	(20.8)	16.2

Net cash outflow from financing	(156.1)	(168.3)	(131.3)

(Decrease)/increase in cash	(50.2)	150.1	(102.5)

Reconciliation of net cash flow to movement in net debt

	2005 £ million	2004 £ million	2003 £ million

Net debt – at 1 October	(962.4)	(1,368.1)	(1,325.6)
Net cash inflow	91.6	339.2	12.6
Issue of shares	9.6	12.4	(2.6)
Net borrowings assumed at acquisition	(6.2)	(4.7)	(0.8)
Net borrowings/(liquid resources) eliminated on disposal	40.9	–	(31.0)
Inception of finance leases	(7.1)	(0.2)	–
Exchange adjustment	(6.1)	59.0	(20.7)

Net debt – at 30 September	(839.7)	(962.4)	(1,368.1)

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37

Notes to the financial statements

1.	Basis of preparation
•	These accounts are based on the historical cost accounting convention in accordance with the Companies Act 1985 and comply with all applicable UK accounting standards.

•	The accounts are prepared on the going concern basis. This means that the Group has adequate resources to continue in operation for the foreseeable future.

•	The Group accounts include the accounts of the parent undertaking and of all subsidiaries, joint ventures and associates. Subsidiary undertakings are those businesses controlled by the Group and their results are fully included. Joint ventures are those businesses which the Group jointly controls with one or more other parties. Associates are those businesses in which the Group has a participating interest and exercises significant influence.

•	The results of businesses acquired are included from the effective date of acquisition. Goodwill on acquisitions during the year (the difference between the fair value of the purchase price of a business and the fair value of the net assets acquired) is capitalised and amortised over its useful economic life.

2.	Exchange rates

The majority of the Group’s operations are located outside the UK and operate in currencies other than sterling. Profit and loss and other period statements of the Group’s overseas operations are translated at average rates of exchange for the financial year. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the end of the financial year.

The rates of exchange to sterling for the currencies which have principally affected the Group’s results were:

	2005	2004	2003

Average for the year:
– US dollar	1.85	1.79	1.60
– Australian dollar	2.41	2.47	2.62
– Japanese yen	198.20	195.17	191.01
– South African rand	11.54	11.85	13.24
At 30 September:
– US dollar	1.77	1.81	1.66
– Australian dollar	2.32	2.50	2.45
– Japanese yen	200.51	199.44	185.60
– South African rand	11.25	11.72	11.57

3. Segmental information

	2005			2004			2003

	Turnover £ million	Adjusted operating profit[1] £ million	Operating profit £ million	Turnover £ million	Adjusted operating profit[1] £ million	Operating profit £ million	Turnover £ million	Adjusted operating profit[1] £ million	Operating profit £ million

a) Business analysis:
Process Gas Solutions	1,466.3	207.2	207.2	1,275.2	190.3	189.5	1,242.7	184.0	177.1
Industrial and Special Products	1,721.7	289.4	289.4	1,782.3	269.5	253.9	1,751.2	242.7	238.2
BOC Edwards	826.0	38.1	17.4	816.5	47.8	46.8	684.1	18.5	7.9
Afrox hospitals	275.1	37.2	37.2	432.1	59.8	59.8	353.4	46.1	46.1
Gist	315.9	24.5	24.5	293.2	25.1	25.1	291.8	29.2	29.2
Corporate	–	(32.2)	(32.2)	–	(15.6)	(15.6)	–	(14.9)	(59.9)

Continuing operations	4,605.0	564.2	543.5	4,599.3	576.9	559.5	4,323.2	505.6	438.6

b) Regional analysis:
Europe	1,300.8	143.7	138.6	1,224.6	155.4	155.4	1,154.4	144.3	137.0
Americas	1,222.1	100.0	84.4	1,218.3	77.4	62.6	1,238.8	91.8	42.7
Africa	586.0	91.3	91.3	699.0	108.9	108.9	585.5	85.0	85.0
Asia/Pacific	1,496.1	229.2	229.2	1,457.4	235.2	232.6	1,344.5	184.5	173.9

Continuing operations	4,605.0	564.2	543.5	4,599.3	576.9	559.5	4,323.2	505.6	438.6

1.	Adjusted operating profit excludes exceptional items.

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38	The BOC Group plc Annual review and summary financial statements 2005	Notes to the financial statements

4. Legal proceedings
BOC Group companies are parties to various legal proceedings in the ordinary course of business, including some in which claims for damages in large amounts have been asserted.

The outcome of litigation to which BOC Group companies are party cannot be readily foreseen, but the directors believe that such litigation should be disposed of without material adverse effect on the Group’s financial condition or profitability.

Welding fumes litigation A US subsidiary of BOC, The BOC Group, Inc., currently is party to a number of lawsuits in the US for alleged injuries resulting from exposure to manganese, asbestos and/or toxic fumes in connection with the welding process. The BOC Group, Inc. has not manufactured welding rods in the US since 1986 when the welding electrodes business was sold. The BOC Group, Inc. ceased selling welding rods in the US manufactured by others when the sale of the US packaged gas business, including the operations that distributed packaged gases and welding equipment, was completed in July 2004.

Manganese litigation At 30 September 2005, there were a total of approximately 8,574 claimants (‘Total Claimants’) in pending manganese related cases in both US federal and state courts that name The BOC Group, Inc. as a defendant, a net decrease of approximately 1,100 claimants from 30 September 2004. The BOC Group, Inc. is typically one of several defendants in these cases that claim compensatory and punitive damages, in most cases for unspecified amounts, for alleged neurological injury, including Parkinson’s disease, through exposure to manganese in welding fumes. Of the Total Claimants, approximately 4,607 claimants have filed in, or been transferred for pre-trial purposes to, the federal district court in the Northern District of Ohio, where a multi-district litigation (MDL) proceeding has been commenced, and approximately 50 claimants are in process to be transferred to or from the MDL. The MDL proceeding is a vehicle for coordinating pre-trial proceedings in cases pending in different federal district courts in the US. It is currently contemplated that the MDL court will try three cases during the MDL proceeding. The first such case is currently scheduled for February 2006. In addition to the cases in federal court, The BOC Group, Inc. is a defendant in a number of similar cases pending in state courts, which are in different stages of procedural development, and certain cases are scheduled for trial from time to time. The BOC Group, Inc. has been a co-defendant in other manganese related claims that have been resolved as follows. From 1 January 1997 to 30 September 2005, 3,965 claims were dismissed. Through 30 September 2005, seven cases were tried to final jury verdicts in favour of the defendants, including The BOC Group, Inc., and one case was tried to a final jury verdict in favour of the plaintiffs, which is being appealed.

Asbestos litigation At 30 September 2005, there were a total of approximately 15,966 claimants in pending asbestos related cases that name The BOC Group, Inc. as a defendant, a net decrease of approximately 600 from 30 September 2004. The BOC Group, Inc. is typically one of a large number of defendants in these cases that claim compensatory and punitive damages, in most cases for unspecified amounts, for alleged injuries, including cancer, through exposure to asbestos in welding fumes or from welding consumables. A very small number of these claimants allege injuries from exposure to asbestos in non-welding rod products and premises. The BOC Group, Inc. has been a co-defendant in other asbestos related claims that have been resolved as follows. From 1 January 1997 to 30 September 2005, 11,776 claims were dismissed and 75 claims were dismissed on summary judgments. Through 30 September 2005, nine cases were tried to final jury verdicts in favour of the defendants, including The BOC Group, Inc., and one case was tried to a final jury verdict in favour of the plaintiffs, which is being appealed.

The BOC Group, Inc. believes that it has strong defences to the claims asserted in all of the various manganese and asbestos related cases and intends to defend vigorously such claims. In the manganese related claims, The BOC Group, Inc. believes that recent relevant scientific literature, based on epidemiological studies, strongly supports its defence of such claims. Based on its experience to date, together with its current assessment of the merits of the claims being asserted and applicable insurance, BOC believes that continued defence and resolution of the welding fumes litigation will not have a material adverse effect on its financial condition or profitability and no provision has been made. Nonetheless, it is not possible to predict either the number of future claims or the number of claimants that any future claims may present. In addition, the outcome of welding fume cases, either involving BOC or other defendants, is inherently uncertain and always difficult to predict, and BOC cannot provide any assurances that any future resolutions of these types of claims will necessarily be consistent with its experience to date. In the event of an adverse outcome to any of the proceedings, a liability would be recognised if it was considered likely that it would give rise to an outflow of future economic benefits. Where there is applicable insurance, this would be recognised when its recoverability was virtually certain.

Fluorogas litigation The Fluorogas litigation is now settled and is no longer the subject of any legal proceedings.

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Notes to the financial statements	39

5. US accounting information
The consolidated financial statements of the Group are prepared in accordance with UK Generally Accepted Accounting Principles (UK GAAP). These differ in certain respects from accounting principles generally accepted in the US (US GAAP).

The application of the different accounting principles results in adjustments being needed to show what the Group’s profit would be under US GAAP. The main adjustments are shown individually in the tables below.

a) Reconciliation of net profit

2005 £ million	2004 £ million	2003 £ million

Net profit under UK GAAP	367.0	264.0	219.1
Pensions	(0.8)	7.5	62.5
Revaluations realised on asset disposals	7.2	–	1.1
Amortisation of goodwill and other intangibles	12.0	13.5	13.4
Financial and other derivative instruments	(1.1)	(15.7)	(2.8)
Share of results of joint ventures and associates	(3.5)	0.3	0.6
Unrealised profit on disposal of subsidiary	–	–	8.2
Other adjustments on profit on disposal of subsidiary	–	–	(20.7)
Adjustment on disposal of the US packaged gas business	(9.6)	39.9	–
Goodwill impairments	(16.3)	–	–
Other	(1.2)	3.0	3.6
Taxation adjustments	(27.0)	(14.8)	(20.7)

Net income under US GAAP	326.7	297.7	264.3

Earnings per 25p Ordinary share
Basic
Profit from continuing operations and for the financial year	66.0	p	60.4	p	53.7	p

b) Reconciliation of shareholders’ funds

2005 £ million	2004 £ million

Shareholders’ funds under UK GAAP	1,942.0	1,675.3
UK minority interests	111.1	202.8

2,053.1	1,878.1
Pensions	107.8	154.7
Post retirement medical costs	(16.8)	(12.2)
Revaluations of fixed assets	(30.3)	(36.8)
Goodwill previously charged to reserves	64.1	62.7
Non-amortisation of goodwill under SFAS142	40.1	31.4
Amortisation of other intangibles	(1.1)	(1.0)
Interest rate swaps	(1.2)	(2.7)
Share of net assets of joint ventures and associates	14.1	17.6
Securities investments	–	7.3
Consolidation of variable interest entity under FIN46	(12.8)	(29.7)
Goodwill on disposal of subsidiary	5.5	4.4
Fixed asset impairments	8.1	13.3
Restructuring provisions	4.0	6.5
Financial and other derivative instruments	(3.1)	(2.0)
Provision for executive share schemes	0.5	0.9
Sale and leaseback	(1.8)	(1.9)
Goodwill impairments	(16.3)	–
Deferred tax	6.2	10.2
Minority interests	(97.9)	(180.7)

Shareholders’ funds under US GAAP	2,122.2	1,920.1

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40	The BOC Group plc Annual review and summary financial statements 2005

Shareholder information

Ordinary shareholdings by investor type at 30 September 2005

Number of accounts	% of total number of accounts	Type of investor	Number of 25p shares million	% of ordinary capital

29,683	79	Individuals	26.2	5
6,966	19	Institutional investors	467.3	93
913	2	Other corporate investors	9.0	2

37,562	100		502.5	100

Financial calendar

	Ordinary Shares/American Depositary Shares		12 1 /4 % Unsecured Loan Stock 2012/2017

	First interim	Second interim[1]	Half year	Half year

Ex-dividend	4 Jan 2006	28 Jun 2006	1 Mar 2006	30 Aug 2006
Record date	6 Jan 2006	30 Jun 2006	3 Mar 2006	1 Sep 2006
DRIP notice date	11 Jan 2006	11 Jul 2006	–	–
Payment date – UK	1 Feb 2006	1 Aug 2006	2 Apr 2006	2 Oct 2006
– US	8 Feb 2006	8 Aug 2006	–	–

	Three months	Half year	Nine months	Preliminary	Report and accounts

Group results	8 Feb 2006	11 May 2006	2 Aug 2006	23 Nov 2006	Dec 2006

1. Proposed dates

Shareholder enquiries
Shareholders who have questions relating to the Group’s business or wish receive copies of the interim statements should write to:

Director – Investor Relations
The BOC Group plc
Chertsey Road, Windlesham
Surrey GU20 6HJ, England
Telephone: 01276 477222
E-mail: ir@boc.com

Registrar
Administrative enquiries concerning shareholdings in the company such as loss of share certificates, change of address, dividend payment arrangements, amalgamation of multiple accounts, or requests for the full report and accounts should be sent directly to:

Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA, England
Telephone: 0870 600 3958
Fax: 0870 600 3980
Teltex for shareholders with hearing difficulties:
0870 600 3950
If telephoning from outside the UK: +44 121 415 7035 or
Fax: +44 1903 702424
Website: www.lloydstsb-registrars.co.uk

Correspondence should refer to The BOC Group plc, stating clearly the registered name and address and, if available, the full account number which starts with 0385.

Shareholding information
To view up-to-date information about your shareholding, change your address details, set up a new, or change an existing, dividend mandate, visit the Lloyds TSB Registrars shareview website at www.shareview.co.uk

The portfolio service provides access to more information on your investments including balance movements, indicative share prices and details of recent dividend payments. To register with Lloyds TSB Registrars as a user of the portfolio service and for more information visit the website at www.shareview.co.uk

Electronic shareholder communications
Shareholders can now elect to receive shareholder documents, such as annual and interim reports and notices of general meetings, electronically from the company’s website rather than in hard copy through the mail. This has the advantage of improving the speed of communications and reducing administrative costs of printing and postage. The terms on which this electronic facility is provided can be found on the company’s website (www.boc.com) or on request from the registered office. Any shareholder wishing to take advantage of this free service may do so by registering their details on the Lloyds TSB Registrars shareview website at www.shareview.co.uk

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Shareholder information	41

Dividend reinvestment plan
A dividend reinvestment plan (DRIP), through which Ordinary shareholders may invest the whole of their cash dividends in additional shares in the company, is available. Ordinary shareholders on the register at the record date may participate in the plan provided their application forms are received by the DRIP notice date shown in the financial calendar on the previous page. Copies of the explanatory brochure and application form are available on the company’s website (www.boc.com) or from Lloyds TSB Registrars whose details appear on the previous page.

Payment of dividends
Ordinary shareholders and loan stock holders may arrange to have their dividends or interest paid directly into a bank or building society account through the Bankers Automated Clearing System (BACS). Mandate forms are available on the company’s website (www.boc.com) or from Lloyds TSB Registrars whose details appear on the previous page.Alternatively you can set up a new, or change an existing, dividend mandate via the Lloyds TSB Registrars shareview website at www.shareview.co.uk In February of each year a consolidated tax voucher relating to Ordinary dividend payments made via BACS during the financial year, will be mailed to the registered address of the shareholder. Loan stock holders will receive tax vouchers at the time of each interest payment in April and October, mailed directly to their registered address.

Overseas dividend payments
Private shareholders in 36 countries may now have their dividends paid directly into their local bank accounts in their local currency.There is a small fixed fee for the service, currently £2.50 per dividend. The dividend payment, less the fee, is normally received within five working days of the dividend payment date. For more information, please contact Lloyds TSB Registrars whose details appear on the previous page, or visit the company’s website (www.boc.com).

Share dealing services
For Internet and telephone share dealing services contact Lloyds TSB Registrars by either logging on to www.shareview.co.uk/dealing or by calling 0870 850 0852 between 8.30 am and 4.30 pm on any business day (excluding bank holidays).You will need your shareholder reference number shown on your share certificate.

Lloyds TSB Registrars also offer a postal share dealing service. For further information contact:

Share Dealing Services
Lloyds TSB Registrars
PO Box 1357
The Causeway,Worthing
West Sussex BN99 6UB, England

American Depositary Shares
The BOC Group plc American Depositary Shares (ADS) are listed on the New York Stock Exchange and trade under the symbol BOX. One ADS represents two The BOC Group plc Ordinary shares. JPMorgan Chase Bank N.A. is the depositary and their address for enquiries is:

JPMorgan Chase Bank N.A.
JPMorgan Service Center
PO Box 3408
South Hackensack, NJ 07606-3408, USA
Telephone, toll free: US and Canada +1 800 990 1135
or from outside the US +1 201 680 6630
Website: www.adr.com/shareholder

A dividend reinvestment plan is available through JPMorgan Chase Bank N.A. as depositary for holders of ADSs. All enquiries regarding this plan should be addressed to:

Global Invest Direct
JPMorgan Chase Bank N.A.
PO Box 3408
South Hackensack, NJ 07606-3408, USA
Telephone, toll free: JPMorgan Service Center on +1 800 428 4237 or from outside the US +1 201 680 6630

ShareGift
Shareholders with a small number of shares, the value of which makes it uneconomic to sell them, may wish to consider donating them to the charity ShareGift (registered charity number 1052686). A ShareGift donation form can be obtained from Lloyds TSB Registrars whose details appear on the previous page. Further information about ShareGift is available at www.sharegift.org or by writing to:

ShareGift
The Orr Mackintosh Foundation
46 Grosvenor Street
London W1K 3HN, England
Telephone: 020 7337 0501

Unsolicited mail
The company is obliged by law to make its share register publicly available and as a consequence some shareholders may receive unsolicited mail. If you wish to limit the amount of unsolicited mail you receive, contact:

The Mailing Preference Service
FREEPOST 29 (LON.20771)
London W1E OZT, England
Telephone: 0845 703 4599 or register on-line at www.mpsonline.org.uk

The Mailing Preference Service is an independent organisation which offers a free service to the public. Registering with them will reduce most unsolicited consumer advertising material.

Special needs
If you would like to receive this report in an appropriate alternative format, such as large print, Braille, or audio cassette, please contact Lloyds TSB Registrars on 0870 600 3958 or for shareholders with hearing difficulties on Teltex 0870 600 3950.

Annual General Meeting 2006
The Annual General Meeting will be held on Friday 27 January 2006 at the Institution of Electrical Engineers (Lecture Theatre), Savoy Place, London WC2R 0BL, England commencing at 11.00 am.

©The BOC Group plc 2005. Designed and produced by Radley Yeldar (London). Principal photography by George Brooks. Board photography by Keith Waldegrave. Printed by Royle Corporate Print.

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The BOC Group plc
Registered office:
Chertsey Road,Windlesham,
Surrey GU20 6HJ, England
Tel: 01276 477222
Fax: 01276 471333
Registered in England No. 22096
Website: www.boc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The BOC Group plc

Date: December 12, 2005	By:	/s/ Anthony Eric Isaac
	Name:	Anthony Eric Isaac
	Title:	Chief Executive